Exhibit 99.1

GasLog Partners LP Declares Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, May 13, 2022 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the quarterly distributions on its preference units as follows:

	Distribution	Record Date	Payment Date
8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5390625 per preference unit	June 8, 2022	June 15, 2022
8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.5125 per preference unit	June 8, 2022	June 15, 2022
8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	$0.53125 per preference unit	June 8, 2022	June 15, 2022

Contacts:

Robert Brinberg

Rose & Company

Phone: +1 212-517-0810

Email: gaslog@roseandco.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 14 LNG wholly-owned carriers as well as one vessel on a bareboat charter, with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.